Exhibit 3.1
AMENDMENT TO
SECTION 3.02 OF ARTICLE III OF THE BY-LAWS
OF
T3 MOTION, INC.
Section 3.02 of Article III of the Bylaws is amended in its entirety to read as follows:
          Section 3.02 NUMBER AND TERM. The authorized number of directors of the Corporation shall be established from time to time by the Board. Until changed by an amendment to this Section 3.02, the authorized number of directors of the Corporation shall be five (5). Directors need not be stockholders of the Corporation. Each director shall hold office until a successor is elected and qualified or until the director resigns or is removed.